1875 K Street, N.W. Washington, DC 20006-1238

Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

February 11, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of the Trust, and pursuant to Rule 488 under the Securities Act of 1933, as amended, we are transmitting for filing with the Securities and Exchange Commission the Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Legg Mason ClearBridge Diversified Large Cap Growth Fund (the “Target Fund”), a series of the Trust, with and into Legg Mason ClearBridge Appreciation Fund (the “Acquiring Fund”), also a series of the Trust (the “Reorganization”).

Pursuant to Rule 488, the Registration Statement designates an effective date of March 13, 2011.

Any questions or comments on the Registration Statement should be directed to the undersigned at (202) 303-1124 or Dianne E. O’Donnell at (212) 728-8558.

Very truly yours,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., Inc.

Rosemary D. Emmens, Esq., Legg Mason & Co., Inc.

Dianne E. O’Donnell, Esq., Willkie Farr & Gallagher LLP

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